UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-133754-08

BROOKSTONE, INC.

(Exact name of registrant as specified in its charter)

One Innovation Way, Merrimack, New Hampshire 03054, (603) 880-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.00% Second Lien Senior Secured Notes due 2012

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 55

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookstone Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BROOKSTONE, INC.

Date: April 23, 2007	By:	/s/ Philip W. Roizin
Name: Title:

Philip W. Roizin

Executive Vice President, Finance and

Administration, Treasurer, Secretary and Chief Financial Officer (Principal Financial Officer and duly authorized to sign on behalf of registrant)